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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  FORM 12B-25

                                                Commission File Number  0-15501
                                                                        -------

                          NOTIFICATION OF LATE FILING

     (Check One): / / Form 10-K / / Form 11-K / / Form 20-F /X/ Form 10-Q / / Form N-SAR

For Period Ended:  June 30, 1995
                  --------------------------------------------------------------
/  / Transition Report on Form 10-K         /  / Transition Report on Form 10-Q
/  / Transition Report on Form 20-F         /  / Transition Report on Form N-SAR
/  / Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________
________________________________________________________________________________

                        PART I.  REGISTRANT INFORMATION

Full name of registrant  BIKERS DREAM, INC.
                        --------------------------------------------------------

Former name if applicable
________________________________________________________________________________

Address of principal executive office (Street and number)

1420 Village Way
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City, State and Zip Code  Santa Ana, California 92705
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                       PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III.  NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The Company is currently investigating a possible inventory shrinkage in excess of $100,000 based upon preliminary second quarter results, which management believes resulted from the implementation during the second quarter of a cycle count program of the perpetual inventory records at the Company's Santa Ana, California Superstore. The Company has not experienced inventory shrinkages of this magnitude in the past and management believes that this level of inventory shrinkage is not correct due to a suspected flaw in the cycle count procedures. In order to verify the accuracy of the perpetual inventory quantities which are used to value the ending inventory as presented in the balance sheet, management has decided to take a complete physical inventory of the Santa Ana Superstore as of August 14, 1995, which will be completed, reviewed and approved by management by August 17, 1995.


                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          William R. Gresher                      (714) 246-4571
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          (Name)                          (Area code)    (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             /X/ Yes  /  / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             /X/ Yes  /  / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company expects to report a significant loss for the second quarter ended June 30, 1995 as compared to a profit for the same period in 1994 as a result of an increase in start up costs associated with opening of new Company-owned Superstores, increased legal and accounting fees and costs associated with a recent reverse acquisition and with being a public company and the write off of the deferred tax asset.

                              BIKERS DREAM, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  August 15, 1995                  By: WILLIAM R. GRESHER
     -----------------------------         -------------------------------------
                                           William R. Gresher
                                           Chief Financial Officer



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